FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                03 February 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. January traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3rd February 2006


                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          January traffic statistics







TRAFFIC AND CAPACITY STATISTICS - January 2006

Summary of the headline figures

In January 2006, passenger capacity, measured in Available Seat Kilometres, was 3 per cent above January 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 3.3 per cent. This resulted in a passenger load factor up 0.2 points versus last year, to 72.5 per cent. The increase in traffic comprised a 7.8 per cent increase in premium traffic and a 2.6 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, was flat. Overall load factor was also flat at 68.1 per cent.

Market conditions

Some yield improvement is still expected for this financial year. Consequently, revenue is now expected to grow by more than 8%.

Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.

Costs

Underlying costs excluding fuel are now expected to be some 1% higher than the guidance we gave at the beginning of the year, which was flat.

Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year.

Strategic Developments

British Airways' regional subsidiary, British Airways CitiExpress, was relaunched as BA Connect in a major drive to improve profitability and compete more aggressively in the UK regions by offering more choice and lower fares slashed by more than 40 per cent.

The airline announced that it aims to comply fully with new US government Advanced Passenger Information legislation by March 7, 2006. The new legislation requires extra passenger information from all non-US passport holders travelling to the US including their country of residence and a first night destination address as well as data found in their passport.

At a speech at the Wings Club in New York, chairman Martin Broughton called on the United States government to show courage and free the aviation industry from its regulatory straitjacket by scrapping existing foreign ownership rules. He challenged the US administration to create a genuine dialogue with Congress over the potential benefits of allowing overseas companies to take majority stakes in American carriers.


                                      Ends

February 3, 2006                                CW/011/2006





BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                          Month of January                    Financial year
                                                                           April through to Jan
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)

Passengers carried (000)
UK/Europe                        1599       1599      +0.0           19601       19934       -1.7
Americas                          562        577      -2.6            6243        6120       +2.0
Asia Pacific                      166        147     +12.8            1592        1399      +13.8
Africa and Middle East            318        299      +6.1            2612        2585       +1.0
Total                            2644       2622      +0.9           30047       30038       +0.0

Revenue passenger km (m)
UK/Europe                        1425       1407      +1.3           18113       17859       +1.4
Americas                         3795       3881      -2.2           41925       40940       +2.4
Asia Pacific                     1727       1512     +14.2           16407       14391      +14.0
Africa and Middle East           2172       2025      +7.2           17654       17306       +2.0
Total                            9119       8825      +3.3           94100       90496       +4.0

Available seat km (m)
UK/Europe                        2532       2545      -0.5           26669       26034       +2.4
Americas                         5144       5185      -0.8           52816       52315       +1.0
Asia Pacific                     2225       1979     +12.4           21367       19481       +9.7
Africa and Middle East           2670       2497      +6.9           22864       22678       +0.8
Total                           12571      12206      +3.0          123715      120508       +2.7

Passenger load factor (%)
UK/Europe                        56.3       55.3      +1.0 pts        67.9        68.6       -0.7 pts
Americas                         73.8       74.8      -1.0 pts        79.4        78.3       +1.1 pts
Asia Pacific                     77.6       76.4      +1.2 pts        76.8        73.9       +2.9 pts
Africa and Middle East           81.3       81.1      +0.2 pts        77.2        76.3       +0.9 pts
Total                            72.5       72.3      +0.2 pts        76.1        75.1       +1.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              412        412      +0.0            4100        4148       -1.1
Total RTK                        1335       1305      +2.3           13508       13196       +2.4
Available tonne km (m)           1961       1917      +2.3           19326       18865       +2.4

Overall load factor (%)          68.1       68.1      +0.0 pts        69.9        69.9       +0.0 pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602